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                                                          Exhibit (a)(5)(iii)

[PRESS RELEASE]


Contact:
Gina Price Nugent (Investor)                 Rob Kloppenburg (Media)
(617) 551-3611                               (617) 551-4995
Cynthia Clayton (Investor)
(617) 551-8607

                 MILLENNIUM ANNOUNCES COMPLETION OF CASH OFFERS
                      FOR 4.50% AND 5.00% CONVERTIBLE NOTES

CAMBRIDGE, MASS., APRIL 29, 2003 -- Millennium Pharmaceuticals, Inc. (Nasdaq:
MLNM) today announced that it has completed the cash offers to the holders of its outstanding 4.50% Convertible Senior Notes due June 15, 2006 and 5.00% Convertible Subordinated Notes due March 1, 2007.

As of the expiration of the cash offers, today at 9:00 a.m., $294,100,000 in principal amount of the 4.50% notes and $283,724,000 in principal amount of the 5.00% notes were tendered. Millennium has accepted for payment all of those notes, resulting in total payments in the amount of approximately $637 million, which includes accrued interest of $7 million and a $52 million premium payment which the Company had previously recorded as a charge in the second quarter of 2002. In addition, the Company will record a net $10 million charge in the second quarter of 2003 which includes $12 million related to unamortized debt issuance costs due to this portion of the debt being paid off before the notes are due, and $2 million of income related to the premium on the untendered notes. The untendered $22,126,000 -- $5,890,000 in 4.50% notes and $16,246,000 in 5.00 % notes -- will remain as obligations of the Company and due June 15, 2006 and March 1, 2007 respectively.

Millennium assumed the 4.50% and the 5.00% notes in connection with its merger with COR Therapeutics, Inc. on February 12, 2002. On March 14, 2002, Millennium, as required by the terms of the notes, commenced cash repurchase offers to the noteholders in amounts equal to 100% of the principal amounts of the notes plus interest accrued and unpaid through April 28, 2002. On April 22, 2002, Millennium amended the notes to permit noteholders to exchange these notes for cash on April 29, 2003 at a price of $1,095 per $1,000 of principal amount of the 4.50% notes and $1,085 per $1,000 of principal amount of the 5.00% notes. On March 31, 2003 Millennium, as required by the terms of the notes, commenced cash offers to purchase the notes today.

ABOUT MILLENNIUM

Millennium Pharmaceuticals, Inc., a leading biopharmaceutical company, co-promotes INTEGRILIN(R) (eptifibatide) Injection, a market-leading cardiovascular product, and has a robust clinical development pipeline of product candidates. The Company's research,
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development and commercialization activities are focused in four disease areas:
cardiovascular, oncology, inflammation and metabolic. By applying its knowledge of the human genome, its understanding of disease mechanisms, and its industrialized technology platform, Millennium is developing breakthrough personalized medicine products. Headquartered in Cambridge, Mass. Millennium also has facilities in South San Francisco, Calif. and Cambridge, UK.


This press release contains "forward-looking statements," including statements about our growth and future operating results, discovery and development of products, potential acquisitions, strategic alliances and intellectual property. Various risks may cause our actual results to differ materially, including: adverse results in our drug discovery and clinical development processes; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the commercial success of INTEGRILIN; and the requirement for substantial funding to conduct research and development and to expand commercialization activities. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Editors' Note: This press release is also available under the Media section of the Company's website at: www.millennium.com.